NEWS RELEASE

Oro Silver Closing Extended to October 15, 2015 by Mutual Agreement

Vancouver, Canada – September 30, 2015 – Canarc Resource Corp. (“Canarc”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it is in the final stages of completing the definitive agreement with Marlin Gold Mining Ltd. whereby Canarc will acquire 100% of the shares in Marlin’s wholly owned subsidiary company, Oro Silver Resources Ltd., which owns the fully permitted El Compas Gold-Silver Mine Project in Zacatecas, Mexico.

Given the complexity of the transaction, by mutual consent, Canarc and Marlin have agreed to extend the execution of the definitive agreement to on or before October 15, 2015.

For further information see the Company’s news release of July 6, 2015.

Garry Biles, P.Eng, Canarc’s President and COO, is the Qualified Person who reviewed and approved the technical information contained in this news release.

“Catalin Chiloflischi”

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

For More Information - Please contact:

Canarc Resource Corp

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

The Preliminary Economic Assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.